CENTRAL MINERA CORP.
(a Development Stage Company)
P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia, V7W 3G4
(604) 687-6191 (604) 648-8341 fax

MANAGEMENT DISCUSSION AND ANALYSIS
Dated May 30, 2007

The following discussion of the results of operations of the Company for the quarter ending March 31, 2007, should be read in conjunction with the Company’s interim unaudited financial statements for the quarter then ended and Audited Financial Statements and accompanying notes for the year ended June 30, 2006.

Management’s discussion and analysis contains forward-looking statements, including statements regarding the business and anticipated financial performance of the company. These statements are not guarantees of the company’s future performance and are subject to risk uncertainties and other important factors, which could cause a corporation’s actual performance to be different from that projected. Given the uncertainties associated with forward-looking information, the reader should not place undue reliance on the forward-looking information.

Overall Performance

The Company is engaged in the business of resource exploration. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations. The Company has had no activity and there are very limited trades of the Company’s common stock.

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company’s disclosure controls and procedures used in the preparation of the Company’s financial statements and MD&A as at 31 March 2007. Due to the lack of segregation of duties that result from small office operations, management has implemented a policy of frequent reviews of all activities to ensure there are no material irregularities in its operations. Management has concluded that its disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner and has been effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings. The disclosure controls and procedures are designed to ensure all information required to be disclosed pursuant to applicable securities laws has been communicated to management to allow timely decisions to be made regarding corporate disclosure.

The Company has not made any changes to its internal controls over financial reporting during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Selected Annual Information

The following information is derived from the Company’s financial statements for each of the three most recently completed financial years:

	June 30, 2006	June 30, 2005	June 30, 2004
Net Sales or Total Revenue	nil	nil	70
Income or (Loss) before discontinued or extraordinary items - total - per share undiluted - per share diluted	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)	(137,273) (0.01) (0.01)
Total Income or (Loss) - total - per share undiluted - per share diluted	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)	(137,273) (0.01) (0.01)
Total Assets	37,339	67,383	175,990
Total Long-term financial liabilities	nil	nil	Nil
Cash dividends declared per share	nil	nil	Nil
Shareholders’ Equity	4,985	12,349	154,438

Results of Operations

The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein. The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). These principles, as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”). For a comparison of the difference between Canadian GAAP and U.S. GAAP, see Note 9 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

The Company is a pre-exploratory stage company engaged in the business of mineral exploration and, if warranted, the development of precious metal properties. Currently the Company has a direct interest in one company that has claims in Nevada. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds availably to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit may exist on any of its properties. There is no assurance that funds will be available for operations.

Quarter ended March 31, 2007 compared to Quarter ended March 31, 2007

During the quarter ended March 31, 2007 (“3rd Quarter 2006”), the Company incurred a loss of $37,970 compared with a loss of $30,848 for the quarter ended March 31, 2006 (“3rd Quarter 2005”). During the 3rd Quarter 2006 accounting fees of $5,875 were recorded compared to accounting fees of $1,978 for 3rd Quarter 2005. Transfer Agent and filing fees of $4,383 were recorded for the 3rd Quarter 2006 compared to $3,578 for the 3rd Quarter 2005. Legal fees of $2,560 were recorded for the 3rd Quarter 2006 compared to $1,565 for the 3rd Quarter 2005.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters.

Quarter Ending	Revenue		Net Earnings (Loss)
		$	Per Share	Diluted per share
March 31, 2007	NIL	(37,970)	(0.01)	(0.01)
December 31, 2006	NIL	(33,125)	(0.01)	(0.01)
September 30, 2006	NIL	(27,953)	(0.01)	(0.01)
June 30, 2006	NIL	(29,608)	(0.01)	(0.01)
March 31, 2006	NIL	(30,848)	(0.01)	(0.01)
December 31, 2005	NIL	(36,516)	(0.01)	(0.01)
September 30, 2005	NIL	(24,679)	(0.01)	(0.01)
June 30, 2005	NIL	(34,854)	(0.01)	(0.01)

Presently there are no meaningful trends evident from analysis of the summary of quarterly financial information over the last eight quarters. The Company’s operating expenses are variable and dependent upon the degree of activities or projects undertaken during a period.

Liquidity

As at March 31, 2007the Company had working capital deficiency of $94,352 compared to working capital of $33,887 March 31, 2006. As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.

During the fiscal period ended December 31, 2005 the Company completed a non-brokered private placement of 2,855,455 subordinate voting shares at a price of US$0.04 per share for gross proceeds of US$114,287. Proceeds from the private placement were used for general working capital purposes.

During the fiscal year ended June 30, 2004, the Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceeds of $60,000. Each Unit consisted of one Subordinate Voting Share in the capital of Central Minera Corp. and one warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of $0.10 until February 13, 2006. In addition, 3,211,670 warrants were exercised prior to their expiry date of May 30, 2004 for gross proceeds of $160,584. 1,605,835 Subordinate Voting Shares were issued to the holders under the terms of the warrants. 2,791,670 warrants expired without being exercised.

The Company has been successful in the past in acquiring capital through sales of its equity shares. There is no assurance that these sources will continue to be available in the future.

Transactions with Related Parties

For the nine months ended March 31, 2007 the Company accrued consulting fees in the amount of $58,993 to First Fiscal Management Ltd., a company controlled by Michael Cytrynbaum, President of the Company and paid consulting fees of $11,799 to Barbara West, a director of the company.

Subsequent Events

The Company is currently negotiating a non-brokered private placement of 10,400,000 Units at a price of US$0.03 per Unit for gross proceeds of US$312,000. Each Unit will consist of one subordinate voting share and one whole warrant to acquire an additional subordinate voting share for US$0.03 expiring 60 months after the closing date. Proceeds of the private placement will be used for general working capital purposes.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of 3,000,000 Variable Multiple Voting Shares and unlimited Subordinate Voting Shares. Of these, as at March 31, 2007 the following were issued and outstanding:

27,824,972	Subordinate Voting Shares
3,000,000	Variable Multiple Voting Shares

As at March 31, 2007 there are no outstanding share purchase warrants.

There are no outstanding share purchase options.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis. A copy of this Annual Management Discussion and Analysis will be provided to anyone who requests it.

Directors
Michael Cytrynbaum
Barbara West
Joan Jamieson

Additional Information

Additional information relating to the Company in on SEDAR at www.sedar.com.